UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

A.M. Castle & Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148411 309
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 2 of 13

CUSIP No.	148411 309

1.	NAME OF REPORTING PERSON Whitebox Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,346,747
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,346,747
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,346,747
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 3 of 13

CUSIP No.	148411 309
1.	NAME OF REPORTING PERSON Whitebox General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,610,221
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,610,221
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,610,221
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 4 of 13

CUSIP No.	148411 309
1.	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,613,180
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,613,180
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,613,180
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 5 of 13

CUSIP No.	148411 309
1.	NAME OF REPORTING PERSON Whitebox Asymmetric Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,859,882
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,859,882
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,859,882
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 6 of 13

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of A.M. Castle & Co., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC, a Delaware limited liability company (“WB GP”), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Asymmetric Partners, LP, a Cayman Islands exempted limited partnership (“WAP”), and (v) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit 2 and Exhibit 3, respectively (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.   The principal business address of WAP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(c) WA manages and advises private investment funds, including WMP and WAP.

WB GP serves as general partner of private investment funds, including WMP and WAP.

The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed on September 11, 2017.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 27, 2020, the Issuer completed an exchange transaction (the “Exchange”), whereby it issued new 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 (the “New Notes”) and shares of its Common Stock in exchange for its existing 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (the “Old Notes”). Approximately $190,200,285 in aggregate principal amount of the Old Notes were tendered and accepted in the Exchange. Pursuant to the terms of the Exchange, the Issuer issued a total of approximately $95,134,866 in aggregate principal amount of its New Notes and 70,260,676 shares of its Common Stock, as disclosed in the Form 8-K filed by the Issuer on March 30, 2020 (the “Closing 8-K”).

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 7 of 13

The foregoing description of the Closing 8-K is not complete and is qualified entirely by reference to the full text of such document.

In connection with the Exchange, the Reporting Persons received an aggregate of 20,597,432 shares of Common Stock and $27,889,488.04 in aggregate principal amount of New Notes in exchange for $56,701,867 in aggregate principal amount of Old Notes beneficially owned by the Reporting Persons, plus accrued and unpaid interest thereon.

The New Notes received by the Reporting Persons in the Exchange are convertible at the option of the holder thereof into an aggregate of 61,188,507 shares of Common Stock, subject to the terms and conditions described in Item 6 of this Amendment No. 2.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

The aggregate beneficial ownership percentage of the Issuer’s outstanding Common Stock reported by each Reporting Person is based upon a total of 73,910,334 shares of Common Stock outstanding as of March 27, 2020, consisting of: (i) 70,260,676 shares of Common Stock issued in connection with the Exchange, as disclosed in the Closing 8-K; and (ii) 3,649,658 shares of Common Stock outstanding as of February 24, 2020, which was reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.

As of the date hereof, WA may be deemed to be the beneficial owner of 21,346,747 shares of Common Stock, constituting 28.9% of the Issuer’s shares of Common Stock.

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 21,346,747 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 21,346,747 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 20,610,221 shares of Common Stock, constituting 27.9% of the Issuer’s shares of Common Stock.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 20,610,221 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 20,610,221 shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 10,613,180 shares of Common Stock, constituting 14.4% of the Issuer’s shares of Common Stock.

WMP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 10,613,180 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 10,613,180 shares.

As of the date hereof, WAP may be deemed to be the beneficial owner of 5,859,882 shares of Common Stock, constituting 7.9% of the Issuer’s shares of Common Stock.

WAP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 5,859,882 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 5,859,882 shares.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d) Certain shares of Common Stock are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. Exclusive of WMP and WAP, none of these investment funds individually own more than 5% of the outstanding shares of Common Stock.

(e) Not applicable.

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 8 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 of this Schedule 13D/A is incorporated herein by reference.

The New Notes

As part of the Exchange, on March 27, 2020, the Issuer issued $95,134,866 in aggregate principal amount of its New Notes. The New Notes are guaranteed on a senior basis by all current and future domestic subsidiaries (other than those designated as “Unrestricted Subsidiaries”) of the Issuer (the “Guarantors”).

The New Notes were issued pursuant to an indenture (the “Indenture”), which the Issuer and the Guarantors entered into with Wilmington Savings Fund Society, FSB, as Trustee and Collateral Agent, on March 27, 2020. The New Notes are, secured by a lien on all or substantially all of the assets of the Issuer, its domestic subsidiaries and certain of its foreign subsidiaries, which lien the Collateral Agent has agreed will be junior to the lien of the administrative agent under the Issuer’s amended credit facility pursuant to an intercreditor agreement entered into on March 27, 2020.

The New Notes will be convertible into shares of the Issuer’s Common Stock at the initial conversion rate of 2.1939631 shares of Common Stock per $1.00 principal amount of New Notes (representing an initial conversion price of approximately $0.4558 per share). Unless and until the Issuer obtains stockholder approval of the increase in the number of shares of Common Stock authorized and available for issuance upon conversion of the New Notes (which the Issuer has agreed pursuant to the Indenture to use commercially reasonable efforts to cause to occur no later than August 31, 2020), if the New Notes are converted, the Issuer may not elect physical settlement or combination settlement of any conversion of New Notes if such election would result in the issuance of more than 124.7 million shares of Common Stock (in the aggregate for the New Notes taking into account all prior or concurrent New Notes conversions). In such circumstance, the Issuer would be required to pay cash to satisfy our settlement obligations. The value of shares of the Issuer’s Common Stock for purposes of the settlement of the conversion right will be calculated as provided in the Indenture, using a 20 trading day observation period. Upon conversion, the Issuer will be required to pay and/or deliver, as the case may be, cash, shares of the Issuer’s Common Stock or a combination of cash and shares of the Issuer’s Common Stock, at the Issuer’s election, together with cash in lieu of fractional shares.

New Notes that are deemed, in accordance with the Indenture, to have been converted in connection with a “Fundamental Change” (as defined in the Indenture) are convertible, for each $1.00 principal amount of the New Notes, into that number of shares of the Issuer’s Common Stock equal to the greater of (a) $1.00 divided by the then applicable conversion price and (b) $1.00 divided by the stock price with respect to such Fundamental Change, subject to other provisions of the Indenture.

The New Notes are guaranteed, jointly and severally, by certain subsidiaries of the Issuer. The New Notes and the related guarantees are secured by a lien on substantially all of the Issuer’s and the Guarantors’ assets, subject to certain exceptions pursuant to certain collateral documents pursuant to the Indenture. The Indenture contains numerous covenants imposing financial and operating restrictions on the Issuer’s business. These covenants place restrictions on the Issuer’s ability and the ability of its subsidiaries to, among other things, pay dividends, redeem stock or make other distributions or restricted payments; incur indebtedness or issue certain stock; make certain investments; create liens; agree to certain payment restrictions affecting certain subsidiaries; sell or otherwise transfer or dispose assets; enter into transactions with affiliates; and enter into sale and leaseback transactions.

The New Notes may not be redeemed by the Issuer in whole or in part at any time, subject to certain exceptions provided under the Indenture. In addition, if a Fundamental Change occurs at any time, each holder of any New Notes has the right to require the Issuer to repurchase such holder’s New Notes for cash at a repurchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, subject to certain exceptions.

The Issuer must use the net proceeds of material sales of collateral, which proceeds are not used for other permissible purposes, to make an offer of repurchase to holders of the New Notes. Indebtedness for borrowings under the New Notes is subject to acceleration upon the occurrence of specified events of default, including failure to pay principal or interest, the inaccuracy of any representation or warranty of any obligor under the New Notes, failure by an obligor under the New Notes to perform certain covenants, the invalidity or impairment of the Collateral Agent’s lien on its collateral or of any applicable guarantee, and certain adverse bankruptcy-related and other events.

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 9 of 13

The New Notes will bear interest at a rate of 3.00% per annum if paid in cash or 5.00% if paid in kind per annum, payable quarterly. The New Notes will mature on August 31, 2024 and are convertible, subject to certain conditions, at the option of the holders, into shares of the Issuer’s Common Stock.

The foregoing description of the Notes and the Indenture is not complete and is qualified entirely by reference to the full text of such documents. The Indenture (including the form of global Note) is incorporated by reference herein as Exhibit 8 hereto.

 Amended and Restated Registration Rights Agreement

On March 27, 2020, the Issuer and certain stockholders, including WMP and WAP (the “Relevant Stockholders”) entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”). Under the A&R Registration Rights Agreement, the Issuer has granted customary registration rights to the Relevant Stockholders with respect to shares of Common Stock that constitute “Registrable Securities” thereunder, including shares underlying the New Notes. The A&R Registration Rights Agreement also includes customary indemnification provisions.

The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified entirely by reference to the full text of such agreement, which is incorporated by reference herein as Exhibit 9 hereto.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on April 1, 2020 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated April 1, 2020, between Whitebox Advisors LLC and Whitebox General Partner LLC.
Exhibit 2:	Executive Officers and Board of Managers of Whitebox Advisors LLC
Exhibit 3:	Board Members of Whitebox General Partner LLC
Exhibit 8:	Indenture governing 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024, dated March 27, 2020, between the Issuer, certain of its subsidiaries, and Wilmington Savings Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to A.M. Castle & Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2020 (File No. 1-5415).
Exhibit 9:	Amended and Restated Registration Rights Agreement, dated March 27, 2020, among the Issuer and the stockholders named therein (incorporated by reference to Exhibit 10.1 to A.M. Castle & Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2020 (File No. 1-5415).

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 10 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2020

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef
Whitebox Advisors LLC
General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef
Whitebox Advisors LLC
General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef
Whitebox Advisors LLC
General Counsel—Regulatory Affairs & Compliance

Whitebox Asymmetric Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef
Whitebox Advisors LLC
General Counsel—Regulatory Affairs & Compliance

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 11 of 13

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of common stock, par value $0.01 per share (the “Class A Common Stock”), of A.M. Castle & Co., a company incorporated under the laws of Maryland. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: April 1, 2020

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef
Whitebox Advisors LLC
General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef
Whitebox Advisors LLC
General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef
Whitebox Advisors LLC
General Counsel—Regulatory Affairs & Compliance

Whitebox Asymmetric Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef
Whitebox Advisors LLC
General Counsel—Regulatory Affairs & Compliance

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 12 of 13

Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Executive Officer, Chief Legal Officer and Board member Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 13 of 13

Exhibit 3

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Executive Officer and Chief Legal Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA